UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 28, 2021

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated October 28, 2021, announcing STMicroelectronics’ 2021 Third Quarter Financial Results.

PR No: C3048C

STMicroelectronics Reports 2021 Third Quarter Financial Results

•	Q3 net revenues $3.20 billion; gross margin 41.6%; operating margin 18.9%; net income $474 million
•	YTD net revenues $9.20 billion; gross margin 40.4%; operating margin 16.7%; net income $1.25 billion
•	Business outlook at the mid-point: Q4 net revenues of $3.40 billion and gross margin of 43.0%

Geneva, October 28, 2021 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported U.S. GAAP financial results for the third quarter ended October 2, 2021. This press release also contains non-U.S. GAAP measures (see Appendix for additional information).

ST reported third quarter net revenues of $3.20 billion, gross margin of 41.6%, operating margin of 18.9%, and net income of $474 million or $0.51 diluted earnings per share.

Jean-Marc Chery, STMicroelectronics President & CEO, commented:

•	“Q3 net revenues came in substantially at the mid-point of our business outlook range, up 6.9% sequentially and up 19.9% on a year-over-year basis. The revenue performance was driven by strong global demand and by our engaged customer programs in Personal Electronics. This was partially offset by lower than expected revenues in Automotive, caused by more severe than anticipated reduced operations at our Malaysian manufacturing facility due to the pandemic.
•	“Q3 gross margin of 41.6% came in 60 basis points higher than the mid-point. On a year-over-year basis, Q3 operating margin of 18.9% improved from 12.3%, and net income nearly doubled to $474 million.
•	“First nine months net revenues increased 31.8% year-over-year, driven by growth in all product groups, except the RF Communications sub-group. Operating margin was 16.7% and net income $1.25 billion.
•	“ST’s fourth quarter outlook, at the mid-point, is for net revenues of $3.40 billion, increasing sequentially by 6.3%; gross margin is expected to be about 43.0%.
•	“For the full year 2021, we now expect net revenues at the mid-point to be about $12.6 billion, translating into 23.3% year-over-year growth. The revenue growth planned for this year reflects continuing strong dynamics in all the end markets we address and our engaged customer programs.”

Quarterly Financial Summary (U.S. GAAP)

(US$ m, except per share data)	Q3 2021	Q2 2021	Q3 2020	Q/Q	Y/Y
Net Revenues	$3,197	$2,992	$2,666	6.9%	19.9%
Gross Profit	$1,330	$1,212	$959	9.8%	38.7%
Gross Margin	41.6%	40.5%	36.0%	110 bps	560 bps
Operating Income	$605	$489	$329	23.9%	84.0%
Operating Margin	18.9%	16.3%	12.3%	260 bps	660 bps
Net Income	$474	$412	$242	15.1%	95.6%
Diluted Earnings Per Share	$0.51	$0.44	$0.26	15.9%	96.2%

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Third Quarter 2021 Summary Review

Net Revenues By Product Group (US$ m)	Q3 2021	Q2 2021	Q3 2020	Q/Q	Y/Y
Automotive and Discrete Group (ADG)	1,005	1,077	851	-6.7%	18.1%
Analog, MEMS and Sensors Group (AMS)	1,268	1,013	997	25.2%	27.1%
Microcontrollers and Digital ICs Group (MDG)	920	897	815	2.6%	12.9%
Others	4	5	3	-	-
Total Net Revenues	3,197	2,992	2,666	6.9%	19.9%

Net revenues totaled $3.20 billion, a year-over-year increase of 19.9%. On a year-over-year basis, the Company recorded higher net sales in all product groups except the RF Communications sub-group. Year-over-year net sales to OEMs and Distribution increased 9.9% and 48.6%, respectively. On a sequential basis, net revenues increased 6.9%, substantially in line with the mid-point of the Company’s guidance. AMS and MDG reported increases in net revenues on a sequential basis while ADG decreased, caused by more severe than anticipated reduced operations at our Malaysian manufacturing facility due to the pandemic.

Gross profit totaled $1.33 billion, a year-over-year increase of 38.7%. Gross margin of 41.6% increased 560 basis points year-over-year, mainly driven by improved product mix, manufacturing efficiencies, favorable pricing and lower unloading charges, partially offset by negative currency effects, net of hedging. Third quarter gross margin was 60 basis points above the mid-point of the Company’s guidance mainly due to product mix.

Operating income increased 84.0% to $605 million, compared to $329 million in the year-ago quarter. The Company’s operating margin increased 660 basis points on a year-over-year basis to 18.9% of net revenues, compared to 12.3% in the 2020 third quarter.

By product group, compared with the year-ago quarter:

Automotive and Discrete Group (ADG):

•	Revenue increased in both Automotive and in Power Discrete.
•	Operating profit increased by 120.6% to $108 million. Operating margin was 10.8% compared to 5.8%.

Analog, MEMS and Sensors Group (AMS):

•	Revenue increased in Analog, MEMS and Imaging.
•	Operating profit increased by 73.8% to $304 million. Operating margin was 24.0% compared to 17.5%.

Microcontrollers and Digital ICs Group (MDG):

•	Revenue increased in Microcontrollers and decreased in RF Communications.
•	Operating profit increased by 54.9% to $220 million. Operating margin was 23.9% compared to 17.4%.

Net income and diluted earnings per share increased to $474 million and $0.51, respectively, compared to $242 million and $0.26, respectively, in the year-ago quarter.

Cash Flow and Balance Sheet Highlights

				Trailing 12 Months
(US$ m)	Q3 2021	Q2 2021	Q3 2020	Q3 2021	Q3 2020	TTM Change
Net cash from operating activities	895	602	385	3,101	1,946	59.4%
Free cash flow (non-U.S. GAAP)	420	125	(25)	1,318	577	128.4%

Capital expenditure payments, net of proceeds from sales, were $437 million in the third quarter and $1.28 billion for the year-to-date period. In the year-ago quarter, capital expenditures, net, were $319 million.

Inventory at the end of the third quarter was $1.97 billion, compared to $1.93 billion in the year-ago quarter. Day sales of inventory at quarter-end was 96 days compared to 103 days in the year-ago quarter.

2

ST exercised the call option for the early redemption of its 2024 Tranche B of the convertible bond issued in 2017. As a consequence, bondholders exercised their conversion rights on the total of $750 million principal amount of the Tranche B convertible bond. In the third quarter, ST fully settled the Tranche B convertible bond, delivering about 5.8 million treasury shares and paying $1.26 billion in cash, which includes the $750 million principal amount.

Free cash flow (non-U.S. GAAP) was $420 million in the third quarter, up from negative $25 million in the year-ago quarter.

In the third quarter, the Company paid cash dividends to its shareholders totaling $55 million and executed a $87 million share buy-back as part of its share repurchase program launched on July 1, 2021.

ST’s net financial position (non-U.S. GAAP) was $798 million at October 2, 2021 compared to $1.08 billion at July 3, 2021 and reflected total liquidity of $3.46 billion and total financial debt of $2.66 billion.

Business Outlook

The Company’s guidance, at the mid-point, for the 2021 fourth quarter is:

•	Net revenues are expected to be $3.40 billion, an increase of 6.3% sequentially, plus or minus 350 basis points;
•	Gross margin of about 43.0%, plus or minus 200 basis points;
•	This outlook is based on an assumed effective currency exchange rate of approximately $1.18 = €1.00 for the 2021 fourth quarter and includes the impact of existing hedging contracts.
•	The fourth quarter will close on December 31, 2021.

Conference Call and Webcast Information

STMicroelectronics will conduct a conference call with analysts, investors and reporters to discuss its third quarter 2021 financial results and current business outlook today at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET). A live webcast (listen-only mode) of the conference call will be accessible at ST’s website, http://investors.st.com, and will be available for replay until November 12, 2021.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

See the Appendix of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures.

Forward-looking Information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•	changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;
•	uncertain macro-economic and industry trends, which may impact end-market demand for our products;
•	customer demand that differs from projections;
•	the ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•	changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macroeconomic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;
•	unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
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•	legal, political and economic uncertainty surrounding Brexit may be a continued source of instability in international markets and currency exchange rate volatility and may adversely affect business activity, political stability and economic conditions and while we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;
•	financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	the loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third party manufacturing providers;
•	availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations;
•	the functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;
•	theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global and local privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”);
•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics such as the COVID-19 in locations where we, our customers or our suppliers operate;
•	the duration and the severity of the global outbreak of COVID-19 may continue to negatively impact the global economy in a significant manner for an extended period of time, and also could materially adversely affect our business and operating results;
•	industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and
•	the ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the SEC on February 24, 2021. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

About STMicroelectronics

At ST, we are 46,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with more than 100,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and 5G technology. Further information can be found at www.st.com.

4

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41 22 929 58 12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33 6 59 16 79 08

alexis.breton@st.com

5

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Three months ended
	October 2,	September 26,
	2021	2020
	(Unaudited)	(Unaudited)

Net sales	3,192	2,663
Other revenues	5	3
NET REVENUES	3,197	2,666
Cost of sales	(1,867)	(1,707)
GROSS PROFIT	1,330	959
Selling, general and administrative	(324)	(273)
Research and development	(433)	(379)
Other income and expenses, net	33	24
Impairment, restructuring charges and other related closure costs	(1)	(2)
Total operating expenses	(725)	(630)
OPERATING INCOME	605	329
Interest expense, net	(8)	(9)
Other components of pension benefit costs	(3)	(2)
Income (loss) on equity-method investments	-	1
Loss on financial instruments, net	(45)	(26)
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	549	293
Income tax expense	(73)	(50)
NET INCOME	476	243
Net income attributable to noncontrolling interest	(2)	(1)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	474	242

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.52	0.27
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.51	0.26

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	922.8	921.5

6

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Nine months ended
	October 2,	September 26,
	2021	2020
	(Unaudited)	(Unaudited)

Net sales	9,187	6,975
Other revenues	18	9
NET REVENUES	9,205	6,984
Cost of sales	(5,488)	(4,449)
GROSS PROFIT	3,717	2,535
Selling, general and administrative	(972)	(802)
Research and development	(1,321)	(1,126)
Other income and expenses, net	109	71
Impairment, restructuring charges and other related closure costs	1	(12)
Total operating expenses	(2,183)	(1,869)
OPERATING INCOME	1,534	666
Interest expense, net	(24)	(12)
Other components of pension benefit costs	(8)	(8)
Income (loss) on equity-method investments	-	1
Loss on financial instruments, net	(43)	(26)
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	1,459	621
Income tax expense	(204)	(96)
NET INCOME	1,255	525
Net income attributable to noncontrolling interest	(4)	-
NET INCOME ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	1,251	525

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	1.38	0.59
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	1.35	0.57

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	927.2	916.4

7

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	October 2,	July 3,	December 31,
In millions of U.S. dollars	2021	2021	2020
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	3,112	3,749	3,006
Short-term deposits	350	500	581
Marketable securities	-	-	133
Trade accounts receivable, net	1,611	1,571	1,465
Inventories	1,969	1,970	1,841
Other current assets	573	650	584
Total current assets	7,615	8,440	7,610
Goodwill	318	322	330
Other intangible assets, net	447	442	445
Property, plant and equipment, net	5,172	5,037	4,596
Non-current deferred tax assets	681	688	739
Long-term investments	10	10	10
Other non-current assets	627	576	724
	7,255	7,075	6,844
Total assets	14,870	15,515	14,454

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	205	872	795
Trade accounts payable	1,352	1,366	1,166
Other payables and accrued liabilities	1,032	975	966
Dividends payable to stockholders	115	168	42
Accrued income tax	147	95	84
Total current liabilities	2,851	3,476	3,053
Long-term debt	2,459	2,296	1,826
Post-employment benefit obligations	493	497	506
Long-term deferred tax liabilities	61	57	75
Other long-term liabilities	436	473	488
	3,449	3,323	2,895
Total liabilities	6,300	6,799	5,948
Commitment and contingencies
Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,276,920 shares issued, 908,312,878 shares outstanding)	1,157	1,157	1,157
Additional Paid-in Capital	2,478	3,174	3,062
Retained earnings	4,476	4,053	3,599
Accumulated other comprehensive income	513	571	723
Treasury stock	(116)	(300)	(93)
Total parent company stockholders’ equity	8,508	8,655	8,448
Noncontrolling interest	62	61	58
Total equity	8,570	8,716	8,506
Total liabilities and equity	14,870	15,515	14,454

8

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q3 2021	Q2 2021	Q3 2020

Net Cash from operating activities	895	602	385
Net Cash used in investing activities	(325)	(272)	(400)
Net Cash from (used in) financing activities	(1,205)	(35)	928
Net Cash increase (decrease)	(637)	295	914

Selected Cash Flow Data (in US$ millions)	Q3 2021	Q2 2021	Q3 2020

Depreciation & amortization	264	258	234
Net payment for Capital expenditures	(437)	(438)	(319)
Dividends paid to stockholders	(55)	(52)	(38)
Change in inventories, net	(13)	(122)	60

9

Appendix

STMicroelectronics

Supplemental Financial Information

	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020
Net Revenues By Market Channel (%)
Total OEM	68%	64%	67%	74%	74%
Distribution	32%	36%	33%	26%	26%

€/$ Effective Rate	1.19	1.19	1.19	1.16	1.13

Product Group Data (US$ m)
Automotive & Discrete Group (ADG)
- Net Revenues	1,005	1,077	1,043	953	851
- Operating Income	108	102	85	94	49
Analog, MEMS & Sensors Group (AMS)
- Net Revenues	1,268	1,013	1,083	1,419	997
- Operating Income	304	189	187	402	175
Microcontrollers & Digital ICs Group (MDG)
- Net Revenues	920	897	886	859	815
- Operating Income	220	206	172	174	142
Others (a)
- Net Revenues	4	5	4	4	3
- Operating Income (Loss)	(27)	(8)	(4)	(13)	(37)
Total
- Net Revenues	3,197	2,992	3,016	3,235	2,666
- Operating Income	605	489	440	657	329

(a) Net revenues of Others include revenues from sales assembly services and other revenues. Operating income (loss) of Others includes items such as unused capacity charges, including reduced manufacturing activity due to COVID-19, impairment, restructuring charges and other related closure costs, management reorganization costs, phase out and start-up costs of certain manufacturing facilities, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. Others includes:
(US$ m)	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020
Unused Capacity Charges	14	-	2	17	38
Impairment & Restructuring Charges	1	(2)	-	(1)	2

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(Appendix – continued)

STMicroelectronics

Supplemental Non-U.S. GAAP Financial Information

U. S. GAAP – Non-U.S. GAAP Reconciliation

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

The Company believes that these non-U.S. GAAP financial measures provide useful information for investors and management because they offer, when read in conjunction with the Company’s U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii)  to facilitate a comparison of the Company’s results of operations against investor and analyst financial models and valuations, which may exclude these items.

Net Financial Position (non-U.S. GAAP measure)

Net Financial Position, a non-U.S. GAAP measure, represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, restricted cash, short-term deposits, and marketable securities, and our total financial debt includes short-term debt and long-term debt, as represented in our Consolidated Balance Sheets.

We believe our Net Financial Position provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, short-term deposits and marketable securities and the total level of our financial debt. Our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited.

(US$ m)	Oct 2 2021	Jul 3 2021	Apr 3 2021	Dec 31 2020	Sep 26 2020
Cash and cash equivalents	3,112	3,749	3,454	3,006	2,714
Short term deposits	350	500	573	581	679
Marketable securities	-	-	132	133	134
Total liquidity	3,462	4,249	4,159	3,720	3,527
Short-term debt	(205)	(872)	(837)	(795)	(983)(1)
Long-term debt(2)	(2,459)	(2,296)	(2,137)	(1,826)	(1,882)
Total financial debt	(2,664)	(3,168)	(2,974)	(2,621)	(2,865)
Net Financial Position	798	1,081	1,185	1,099	662
(1)	2024 Tranche B of the convertible bond issued in 2017 was reclassified to short-term debt in line with contractual terms.
(2)	Long-term debt contains standard conditions but does not impose minimum financial ratios. Also, committed credit facilities for $0.6 billion equivalent, are currently undrawn.

11

(Appendix – continued)

STMicroelectronics

Free Cash Flow (non-U.S. GAAP measure)

Free Cash Flow, which is a non-U.S. GAAP measure, is defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases of (and proceeds from matured) marketable securities and net investment in short-term deposits, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payment for purchase (and proceeds from sale) of tangible, intangible and financial assets and net cash paid for business acquisitions.

We believe Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow does not represent total cash flow since it does not include the cash flows generated by or used in financing activities.

Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates. Our definition of Free Cash Flow may differ from definitions used by other companies.

(US$ m)	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020
Net cash from operating activities	895	602	682	922	385
Net cash used in investing activities	(325)	(272)	(413)	(312)	(400)
Payment for purchase of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits	(150)	(205)	(8)	(98)	(10)
Free Cash Flow	420	125	261	512	(25)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	October 28, 2021	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Infrastructure and Services